Filed by Concord EFS, Inc.

Subject Company – Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) an amended preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be further amended. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data and Concord, respectively, in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed on May 9, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

A replay of the following conference call will be available by telephone or by webcast beginning on July 30, 2003 and continuing through August 6, 2003 and August 13, 2003, respectively.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL

HOSTED BY CONCORD EFS, INC. ON TUESDAY, JULY 29, 2003

THE OPERATOR

Good morning, ladies and gentlemen, and welcome to the Concord EFS second-quarter earnings release conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. I would now like to turn the call over to Mr. Dan Palmer, Co-CEO of Concord EFS. Mr. Palmer, you may begin.

MR. DAN PALMER

On behalf of management, I would like to welcome the investors, analysts and other interested parties to our call this morning. But before we get started, Kathy Wilson would like to read the important information for investors.

MS. KATHY WILSON

Good morning everyone and welcome to Concord EFS’s second-quarter conference call. Hosting today’s call are Dan Palmer and Bond Isaacson, Co-Chief Executive Officers, Ed Labry, President, and Ed Haslam, Chief Financial Officer. We would like to remind you that our press release and slides for this morning’s presentation are available on our website at www.concordefs.com. The slides will be available on our website along with an archived recording of today’s call for two weeks from today, beginning tomorrow morning.

We would like to advise you that today’s call will contain forward-looking statements as that term is defined under federal securities laws. Forward-looking statements include but are not limited to statements regarding future events, plans, goals, objectives and expectations. The words anticipate, believe, estimate, expect, plan, intend, likely, will, should, and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance, and our actual performance could differ materially from those expressed or implied in the forward-looking statements as a result of risks, uncertainties and other factors.

We invite you to see the cautionary statements included as Exhibit 99.4 to our Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2003, as filed on May 9, 2003, for a more detailed discussion of certain factors that could cause our actual results to differ materially from those included in the forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. First Data has filed with the Securities and Exchange Commission an amended preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be further amended. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC, because they will contain important information. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, and documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations.

Concord and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Now, it is my pleasure to introduce Dan Palmer, Co-Chief Executive Officer.

MR. DAN PALMER

Good morning everyone. Before we get to the numbers, I would like to give you an update on our proposed merger with First Data. As most of you know, we received the second request from the Department of Justice on June 12th. We are continuing to work closely with them as we have since the Hart-Scott-Rodino filing, to address their questions and respond promptly to their specific request for information. Additionally, several weeks ago First Data filed an amended Form S-4, which is the preliminary joint proxy statement/prospectus that First Data’s and Concord’s shareholders will use to cast their votes on the transaction. We are continuing to work closely with the SEC to arrive at a definitive proxy as soon as possible.

Overall, we continue to be very confident that we will be able to complete the transaction in the second half. We are making good progress on the joint merger integration planning with First Data, and this should allow us to hit the ground running when we bring these two great companies together. We continue to be very excited about this combination, which we believe will offer a full range of innovative electronic payment processing options for financial institutions, merchants, and their consumers.

On a different subject, I would like to note that our Board of Directors approved an additional $200 million for our stock repurchase plan. To date, we have spent about $394 million of the $500 million that was approved for repurchase last year. We have yet to buy back any stock this year, due largely to the pending merger. With interest rates at historic lows and our stock’s present market valuation, we think Concord stock is an attractive investment for the company, and we are looking forward to being active in the market beginning this quarter.

Let’s start out with the second quarter. Bond Isaacson and Ed Haslam will take us through the business and financial highlights.

MR. BOND ISAACSON

Good morning everyone. The second quarter was a solid quarter in terms of key metrics such as transaction volume which was up 16 percent, sales of processing services, new merchant and quick service restaurant locations and STAR network locations. As you will see on slide 4, we saw a slight softening of revenue growth to 17 percent in the second quarter. This was expected as we continued to anniversary significant events from last year, such as major new client volumes and interchange increases. Operating income, net income, and diluted earnings per share were each up significantly on a GAAP basis. This due to the fact that the merger and acquisition and restructuring costs of $5.6 million incurred in the second quarter 2003 were much lower than the $49.8 million in acquisitioning, restructuring, and write-off charges and litigation settlement charges incurred in the second quarter of ‘02. So far this year, we have spent $8.9 million on costs related to the proposed merger with First Data. We currently expect that these expenses will be in the $15 to $18 million range for the full year of ‘03. These merger-related expenses were not included in the guidance that we gave in February, and in fact are likely to impact our GAAP earnings by approximately two cents per share.

Favorable factors in the second quarter included solid transaction volume, especially in the Payment Services segment which grew transactions at 29 percent. We also realized a gain of $14 million on the sale of third-party securities held for investment that were liquidated in response to market conditions and in anticipation of the additional stock repurchase. Unfavorable factors included the unplanned merger expenses and an inability to buy back our stock due to merger-related activities. In addition, the second quarter was affected by inequitable comparisons resulting from several positive nonrecurring items in the second quarter of ‘02 and several negative non-recurring items in the second quarter of ‘03. Ed Haslam will elaborate on these items in a few minutes.

Transactions were up 16 percent for the second quarter and 19 percent for the first half, driven by the addition or expansion of new businesses from large multi-lane retailers and by continued growth in signature debit and PIN debit. If you’ll turn to slide 5, you will see first half transaction growth by type.

Acquired credit and signature debit transactions were up 27 percent, driven by signature debit growth as well as the continuing impact of Dillard’s department store which was fully implemented in September of ‘02. Acquired PIN debit was up 31 percent, driven largely by strong growth in the number of PIN debit transactions from several large multi-lane retailers. STAR debit growth was 19 percent for the first half, and we continue to be very pleased with this rate of growth. We believe the apparent slowing in growth relative to ‘02 reflects increasing competition from VISA, MasterCard, PULSE and others which is affecting PIN debit transaction routing. We believe that we can continue to compete effectively in this turbulent market, but there is stiff competition. Electronic benefits transfer transactions grew a strong 31 percent. ATM switch and other Network Services transactions which include signature debit processing, gateway transactions and ATM processing volume, were up 4 percent for the first half. Our key metrics on slide 6 show good growth in Payment Services merchant locations. We added a net 16,200 merchant locations in the second quarter. This included a net 1,500 quick service restaurants for a total of approximately 433,000 merchant locations nationwide.

In Network Services, we added approximately 7000 ATMs and point-of-sale locations to the STAR network for a total of 1,251,100 places where the STAR cardholders can use their cards for financial transactions and purchases. There are currently approximately 125.7 million cards carrying the STAR brand issued by 6200 financial institution members of the STAR network. It is worth noting that cross sales to current financial institution customers and sales of processing services to new customers were very strong in the second quarter, with 278 new Network Services processing contracts.

Sales of new STAR network access contracts were slower in the second quarter than the same time last year, which we believe is a temporary situation due to the uncertainty surrounding the pending merger with First Data combined with increasing competition from VISA, MasterCard, PULSE and others. There is a lot of flux in the market right now, but we continue to pursue new business and renewals aggressively. Now, Ed Haslam will take you through some of the details of the second quarter.

MR. EDWARD HASLAM

Thanks, Bond. On slide 7, you’ll see the segment revenue detail for the second quarter. Reported Payment Services revenue of $406 million in the second quarter, up 22 percent. Included in this number is 266 million in interchange fees which are up 33 percent versus last year, due to transaction growth and price increases by the card associations and debit networks. If we exclude these fees from Payment Services revenue for both quarters, Payment Services net revenue increased 5 percent. Slide 12 at the end of this presentation is a schedule that shows Payment Services revenue growth with and without interchange to provide you with a number that eliminates the factor of interchange price increases.

Network Services revenue was $164 million in the second quarter, up 6 percent over last year and continuing the mid single-digits growth trend seen for the last two quarters. There are multiple factors contributing to the modest growth in net revenue as compared to transaction growth. We continue to see price compression and the addition of low-margin, high-volume merchants in the second half of 2002 continues to make first-half year-to-year comparisons unbalanced. We’re also seeing a slowdown in new sales with both banks and retailers who are taking a wait-and-see position regarding the pending merger. And we lost several second and third-tier banks in the past year.

Overall, we expect to see more favorable revenue and operating income growth rates beginning next quarter when significant events from last year will have reached their anniversaries, making year-to-year comparisons more equitable. These significant events include positive nonrecurring items recorded in the second quarter of 2002, and negative nonrecurring items recorded in the second quarter of 2003. Examples include contract buyout fees and customer back bills in the second quarter of 2002, amortization of customer payments against revenue in 2003, rather than expense as it was done in 2002.

Second-quarter 2002 catch-up for telecommunications reimbursement that requires categorization as revenue, not expense, and the write-off of excess supplies inventory in second-quarter 2003. Our gross margin trend for the second quarter shown on slide 8 declined in the second quarter, chiefly as a result of the 33 percent increase in interchange fees noted earlier. SG&A as a percentage of revenue was down slightly in the second quarter, about 59 basis points, as compared to second quarter 2002. Sequentially, from the first quarter of 2003, SG&A was down approximately 8 basis points.

Operating and net income margins were up 387 basis points and 216 basis points respectively, which was due to the decline in acquisitions, restructuring and write-off charges and litigation settlement charges between second quarter of 2002 and 2003. Looking at slide 9 continues the margin analysis for the first half, showing similar overall trends. Gross margin down 584 basis points, SG&A down 20 basis points, and operating margin and net income margin up 433 basis points and 212 basis points respectively.

Year-to-date cash flow from operations excluding settlement timing was down due to some one-time items, but we currently expect 2003 cash flow to be at or above 2002 levels. Also, for those of you updating your models, depreciation and amortization was $53.8 million for the first six months of 2003, capital expenditures for PP&E were $54.6 million for the first six months. Overall, I would like to say that we are still confident in our 2003 plan and are looking ahead to a more upbeat earnings call next quarter.

Now, I will turn it over to Ed Labry to talk about the second-half initiative.

MR. EDWARD LABRY

Just to reiterate some of the things Dan said, our top priority as we go forward is, of course, completing the merger with First Data, so we are working closely with the Department of Justice and SEC and the other regulatory bodies to stay on track for closing this second half of the year.

Also, we have a dedicated group of people on both sides that are working on the integration planning. This should allow us immediately following the closing to begin to integrate the companies as planned. A little bit about where we are going with business. I think despite the heightened intensity and competition, I think our 29 percent transaction growth on the payment side says we are doing fairly well really on all fronts. On our ISO/Agent bank, small independent merchants, and our corporate side moving in new merchants on the payment side of the business. And our efforts continue on the cross-sell initiatives and our network service business and, of course, continuing to work with our current STAR customers on the renewal of their contracts.

Always we continue to be focused on improving our cost structure as we will continue to do over the last half of the year. I think we have talked about the potential of our risk management business as we go forward. We are continuing to expand the file with a number of records with the signing of new banks, and a recent endorsement by CUNA Mutual Insurance Company, which actually represents about 95 percent of all credit unions in the United States on their property and casualty insurance, which represents also their fraud losses. The executives there have been quoted as saying, there is immediate relief to the very fast-growing fraud losses in the community bank industry. We feel like there is 500 to 1000 potential candidates for the PPS product there, so we’re pretty excited about moving very quickly in that industry segment.

In closing, I would say in looking ahead we are very pleased to get the last four quarters behind us so we can look forward to moving to a revenue growth and reduction of expenses in a more comparative basis as we go forward. We’re looking forward to being a part of the First Data team. As always, we continue to drive innovative products, both on the payment and network risk management side, and we look forward to having several new wins in the industry over the next several months. So Christine, with that, I will open it up to questions and go from there.

THE OPERATOR

(CALLER INSTRUCTIONS) Adam Frisch from UBS.

THE CALLER

Sorry if I’m double-backing on some of the information you gave in your comments, but can you give us a little more color on why STAR PIN-based debit transactions were up 16 percent versus 22 percent in the first quarter of the year and even higher than that in all of ‘02? The data suggests that you are losing banks and market share, but I just want to make sure we were interpreting it correctly.

MR. EDWARD LABRY

I guess, Adam, that we have had a little bit of a slowdown of the growth in PIN-based debit. Approximately a year ago, it was a little bit over 30 percent and it has slowed down, number one, working with the law of large numbers. But I think that you have got to understand there has been a heightened sense of competition from VISA, MasterCard, PULSE, which are more the bank-owned or controlled group. You also have alliances out there with companies like Fiserv that have bought the assets of EDS and others that are processors. You also have people that have implemented certain routing rules and other networks.

So the combination of certain of those things with the loss of a couple of second and third-tier customers, as Ed Haslam said, has slowed down the growth of the PIN-based debit on STAR transactions.

THE CALLER

On the payment side, can you explain the discrepancy in growth rates between transaction volumes which were up 29 percent in the quarter and revenue net of interchange being up 5.5 percent or so, I think? That is a huge drop-off from the first-quarter results where volumes were up around the same level, 30 per cent or so, but revenues excluding interchange were up almost 15 percent. What was the big change sequentially in that revenue growth number?

MR. EDWARD LABRY

That is a great question. I think that you do have, though, the growth really dominated by some high-volume lower margin type customers. And I think we’ve illustrated before that the second quarter on a comparative basis wasn’t really a true comparison, due to some one-time positive items in ‘02 and some negative items in second quarter of ‘03 that actually puts our true comparison in an about 10 percent growth rate on the Payment Services side.

THE CALLER

Then that would be still down about 400 to 500 basis point sequentially, right? Did something happen in the quarter where you renegotiated prices with some merchants or something that maybe we’re not aware of?

MR. EDWARD LABRY

I think it is actually highly probably dominated in part by the recognition of Dillard’s and them being onboard versus not being onboard in the second quarter of ‘02. And then, of course, there is some renewals out there and some competition and price compression.

THE CALLER

And that would explain the difference sequentially, even if you take out the onetime year-over-year kind of stuff? Sequentially, it was renewals that would make up the difference?

MR. EDWARD LABRY

I believe so.

THE CALLER

A couple of housekeeping items. The operating margin data on slide 8, is that an apples-to-apples comp for interchange? In other words, was the off-line interchange excluded for both periods?

MR. EDWARD LABRY

Yes.

THE CALLER

Okay. If you could also just give us what were the costs of revenues and payment and network for the quarter?

MR. EDWARD LABRY

The what?

THE CALLER

The cost of revenues for payment and network. You gave the total number, but do you split them out or do we have to wait for the Q?

MR. EDWARD HASLAM

I think we will wait for the Q. It should be out in about 8 to 10 days.

THE CALLER

Okay. Also, what were the Network Services revenues including interchange?

MR. EDWARD HASLAM

We reported net, so we don’t even look at that number any more, to be honest with you.

THE CALLER

So no gross numbers will be given?

MR. EDWARD HASLAM

Right. I think you can see it in the footnote on the Q.

THE CALLER

When is the Q going to be out?

MR. EDWARD HASLAM

Like in about 8 to 10 days.

THE CALLER

Okay, great. Thanks, guys.

THE OPERATOR

Kartik Mehta from Midwest Research.

THE CALLER

Can you talk a little bit about what you have seen in terms of a change, in terms of negotiating with those banks for the STAR contracts because of the VISA and MasterCard lawsuit settlement? Has it just been a delay where people are just taking a wait-and-see attitude, or have you noticed any other differences in terms of competition?

MR. EDWARD LABRY

Well, I think there is a lot of things that are taking place in the industry. As you know, VISA and MasterCard have recently settled the lawsuit with Wal-Mart in the class, and that settlement is still shaking out. You have our contemplated merger and pending merger with First Data. You still have the issues surrounding the Department of Justice and their lawsuit against the card associations on the American Express and Discover issue. So there is a lot that is taking place in the industry, not only our deal. So I think people have talked about there is a wait-and-see, but I don’t know that it’s just strictly associated with our deal. I think you’ve also got to remember a lot of these large banks that are in question are currently our customers. So it is not like that we have to do anything. We have agreements with these guys through the end of ‘04.

THE CALLER

So, Ed, do you think it is just wait and see, or is there more competition than there was before the lawsuit, less competition in your eyes or the same?

MR. EDWARD LABRY

You know, I would just rather not get in there. This has always been a highly competitive industry as you know, and I think that as always that we have been a very aggressive sales organization and continue to do so.

THE CALLER

At what point does it become too late for a Concord First Data merger? Or a better way of asking, how long does it take for a bank to switch networks, and does it get to a point where Concord has to say for the betterment of our company, we can’t let this merger go beyond this X date?

MR. EDWARD LABRY

You know, I would rather probably not speak to that. I think that the customers we have, the contractual commitments through ‘04, whether it is independent or after the merger. So I think that there is really no—every customer has their own issues depending on the level of processing or network activity with inside the company.

THE CALLER

On the payments number, you gave that 10 percent growth, transaction growth. Would that be safe to consider that to be organic transaction growth for Concord on the payments side?

MR. EDWARD LABRY

We really don’t look at same-store sales. I think that the true numbers were—the 29 percent was the transaction growth. The true comparison on the net revenue was probably more about a 10 percent growth for the second quarter. So that is all-inclusive of new stores.

THE CALLER

On the other income side, Ed Haslam gave things that would help and things that have hurt. Is there a way to get like a net number? What was the net number if you cleaned out all of the gains and cleaned out all of the negatives; what would be the net number for this quarter?

MR. EDWARD LABRY

I think that you can probably back into what the number is if we talk about a 10 percent growth. So I will let you put your calculator to work there a little bit. So we’re probably not going to get into level of detail there.

THE CALLER

I guess I was asking for other income. I’m sorry, Ed, I was asking about the other income. You said you had some contract buyout fees, you had some other stuff in there. So I guess what I was trying to do was to get kind of a true other income number that might be normalized, so we could get a sense for if there was a benefit or if there was a detraction?

MR. EDWARD LABRY

Actually, on a comparative basis, it was a negative impact on ‘03 versus ‘02. How about that?

THE CALLER

That is good. What has been the reaction of the financial institutions about the QSR interchange rates? Have you seen them say, here is an opportunity to get some transactions that were all cash transactions, or have they said, interchange rate here might be too low and this might be an area that you need to revisit at some point?

MR. EDWARD LABRY

Number one, I think as you realize STAR was very proactive in the implementation of this QSR interchange rates which other people have now followed, I think that the mindset with our advisory board was, you are right, they were not benefiting from these transactions that had very low risk. So even though they potentially drive their overall PIN base point of sale interchange down slightly on average, that this was a good transaction for both the QSR industry and the financial institution.

THE CALLER

Thank you very much, Ed.

THE OPERATOR

Jeff Baker from US Bancorp Piper Jaffray.

THE CALLER

Bond, can you give us the proverbial update on the bank signings and if there were any contract losses based on the earlier questions with volume, any contract losses during the quarter or deconversions?

MR. BOND ISAACSON

We pretty much have told you in everything that we have put out both in the comments that we have made during this call pretty much what our stance is. We have not commented in either direction over a period of time and so things continue to be competitive. We see VISA, MasterCard, PULSE and others out there and as Ed has mentioned I think some new entrants to the market. So everyone is competing, but I would say that the vast majority of the banks are really more, because of all of the factors, are more in a wait-and-see mode at this point.

THE CALLER

So the slow down sequentially back to Adam’s question earlier, did that have any impact from a bank that was one of the top ten that are no longer doing business with you guys?

MR. BOND ISAACSON

No.

THE CALLER

Can you give us an update Ed, what you are seeing as far as any change by smaller merchants given the VISA/MasterCard lawsuit? Have you heard that they are kind of pushing out their acceptance of PIN or is there no change in the environment, can you talk a little bit about that?

MR. EDWARD LABRY

We haven’t actually had a reaction to the small merchant community. I think that it’s definitely that the heightened sense of awareness is with the large multilane retailers that accept PIN-base today. That is really where a lot of the comments are.

THE CALLER

Okay. Ed, can you give us (indiscernible) on any visibility or insight into average ticket size, credit and debit?

MR. EDWARD LABRY

I would just say in our industry segments it has basically remained as it has. Supermarket has its average ticket and so forth, so relatively the same.

THE CALLER

Okay. PPS revenues for the quarter?

MR. EDWARD HASLAM

PPS and the risk management revenues at this time still are accounted for in the network side of the business and that is where they are.

THE CALLER

Okay, great. Thanks.

THE OPERATOR

David Togut with Morgan Stanley.

THE CALLER

Could you update us on new sales relative to quota both in the second-quarter and the first half as a whole?

MR. EDWARD LABRY

On the network side even though that as we talk about some of the wait and see attitude, where we are relatively on plan from a network side of the business, literally the first six-months just roughly within $1 million of the plan. I guess on the Payment Services side just with margin compression and some things that are taking place there, a little bit of a backlog of continued issues in boarding customers, whether they are our issues or their issues. We are a little bit behind there but from a sales perspective, I think we are doing very, very well in the environment we are in.

THE CALLER

Can you give us a sense of how much of the backlog or delay there is in boarding customers?

MR. EDWARD LABRY

I’m probably not going to give you the specific dollar amount. I can give you an example, we have previously announced a fairly large significant win with Family Dollar that is roughly 5,000 stores and have been implementing tests and different variations of software and that was in the fourth quarter of ‘01. Now it is just the planned rollout for Family Dollar for acceptance of EBT and PIN-based debit will actually be implemented from now until October 15, for a full rollout. That is some of the type of backlog you get in a large customer on the payment side. It is really no fault of our own.

THE CALLER

Okay, thanks a lot.

THE OPERATOR

Dirk Godsey with J.P. Morgan.

THE CALLER

This is Tim Tien-tsin calling on behalf of Dirk. Just a follow-up on an earlier question on Payment Services, can you quantify how much the difference between revenue growth and transaction growth was due to a mix shift of PIN debit because that actually seems to be quite strong this quarter versus general price pressure, other hard comparisons.

MR. EDWARD LABRY

We don’t break that out from a line revenue recognition in the Payment Services side. I think we did give you the breakdown of PIN-based debit being up about 31 percent. On the acquiring side of course that is up significantly because of the Wal-Mart volumes and what are taking place there. We are, as others in the industry, at a processors industry, we continue to show really strong growth and year-over-year comparisons in PIN-based point-of-sale acceptance.

THE CALLER

Also a question on Honor All Cards settlement, does Concord plan on passing along the savings and lower the savings (indiscernible) debit interchange to merchants starting August 1?

MR. EDWARD LABRY

I think as we previously stated most of our transactions, whether they’re supermarkets or oil and gas industry, are interchange plus related type transactions and I think that in looking at the interchange rates, some which are going up, some which are going down, those customers will benefit from the higher or lower rates or those that we pass through with no impact to Concord on those issues.

THE CALLER

Lastly, just noticed that there are a number of cards with the STAR (indiscernible) actually dropped I think by almost 2 million. Did you lose a major customer there with some inactive accounts purged? I would like to get your thoughts on that.

MR. EDWARD LABRY

I think as we previously stated we did have in the last year the loss of two, what I would consider second-tier banks, the U.S. Bank and Commerce Bank in New Jersey. So we have had a couple of losses there.

THE CALLER

Okay, very good. Thanks.

THE OPERATOR

Pat Burton with Smith Barney.

THE CALLER

My question also relates to the lower signature interchange rates on August 1. Have you seen any change in merchant behavior there more towards acceptance of signature over PIN or if things really remained status quo? Thanks.

MR. EDWARD LABRY

I think as I said earlier, I think that in the small merchant community there is not a whole lot of people that accept PIN-based or it is just moving in that direction. If it (indiscernible) VISA, a lot of people don’t understand the difference between signature (indiscernible) versus credit and those issues. It is more in the multilane higher volume, more national chains, and I think that you are going to see notices that are going out by the processors and by the class attorney. So you should see — you’re going to have a heightened awareness about this. I don’t think it is going to matter to a smaller independent merchant. My opinion is they will continue to accept signature debit alongside credit and PIN-base.

THE CALLER

Thank you.

THE OPERATOR

Don MacArthur with Stifel Nicolaus.

THE CALLER

On acquisitions from the — is there still a little bit in this quarter from Core Data, maybe $2 million, and we anniversaried that, was that the middle of May? Is that correct?

MR. EDWARD HASLAM

I think that we have completed the integration of Core Data. I think that we do have I guess sequentially about a 2.4, 2.5 million SG&A increase that I guess is more centered around marketing and sales commission which in both fronts I think are probably good news. The completion of Core Data, the conversion of telco is now complete.

THE CALLER

I guess in the quarter you had revenue from the acquisition that wasn’t anniversaried of maybe 2 million? How much revenue in acquisitions was added in this quarter?

MR. EDWARD LABRY

I will be honest with you, I do not know, but I would say the run rate was $10 or $11 million so it is pretty immaterial.

THE CALLER

On the — for Network Services with so many moving parts at one time, would you care to give a forecast for a normalized revenue growth in Network Services or what we we might be looking for next quarter?

MR. EDWARD LABRY

I think that on a network side of the business, I think as I have talked about it is within plan we saw approximately a 10 million sequential net revenue jump from the first to second-quarter, so I think the network side of the business is on track and doing well. I don’t think that we are going to be able to comment on where we think the growth of the transactions is going to be for the future. We know what it has been.

THE CALLER

Okay, thank you.

THE OPERATOR

Dris Upitis from Credit Suisse First Boston.

THE CALLER

This is Paul filling in for Dris. You already talked about the pricing pressure a little bit. Can you maybe quantify that and talk about different pricing pressure from the different merchant segments?

MR. EDWARD LABRY

Yes, Paul, I think that price compression has always been a part of the transaction processing industry. Definitely we talk about this heightened intensity in the Network Services side on all fronts from processing access, switch fees, etc. In the merchant side of the business you’ve got, you have definitely got major players there, whether it is Midwest Payment or ADS, the supermarket and oil and gas and then of course MPC and Chase and the big large multilane environment.

So it is always going to be competitive there. I guess that we have added to the competition a little bit because as we have gone into the major market segment with large customer and multilane, it is just a competitive environment.

THE CALLER

Are you seeing any difference small merchant versus large?

MR. EDWARD LABRY

The small merchant community really across the distribution channels, has always been there and I think what really drives — you know everybody is on par on the acceptance of credit and debit in that industry. So I think that really what drives the small merchant community now is going to be more of the potential ancillary products such as EBT or PIN-based debit and really seeing a lot of people rolling out gift cards and things to that nature. So I think really you are going to see all things pretty much being equal in the credit card market and really these ancillary products really capture the attention.

THE CALLER

Lastly, can you just talk about the ISO market and any trends you are seeing there?

MR. EDWARD LABRY

You know I guess the ISO market is highly competitive from the standpoint of attracting ISO’s and sub-ISO’s to your platforms. I think that there is also a heightened sense of rollup activity in the ISO community that is some of the rollup guys are driving up the price of ISO portfolios and so it is driving a lot of people into it. But we welcome ISO’s on our platform and it is one of our large distribution channels. So I think we are doing quite well with it.

THE CALLER

Okay, thank you.

THE OPERATOR

Greg Gould from Goldman Sachs.

THE CALLER

Ed, I might have missed this. In terms of the earnings guidance outlook for fiscal ‘03, after the first quarter conference call you mentioned you’re comfortable with the low end of the 75 to 79 cent range. Where do you stand now for the full year?

MR. EDWARD LABRY

I think that we have previously stated that we expect earnings per share to be at the low end of the range. I think in today’s announcement we said that we expect — and that excludes the cost of about $15 to $18 million of merger-related expenses which is approximately 2 cents a share and we do expect some positive impact from the share buyback.

THE CALLER

Does that mean though that excluding the merger-related costs, would you still be at the low end of that range given the transaction volume that you see right now on the new business signings?

MR. EDWARD LABRY

Excluding the planned FDC merger-related costs, as we stated previously that we expect to be at the low end of the range.

THE CALLER

In terms of the Network Services quota, you mentioned that — or sales quota, you are only $1 million off but the revenue was about 10 million lower than what we were looking for. Was there other — you mentioned some business was getting pulled back. What explains the discrepancy between the quota not being that far off and the revenue being a little bit, the miss being a little bit bigger?

MR. EDWARD LABRY

As I said, I don’t think it is any one thing. I think it is a combination of things. I think that the competition from MasterCard and VISA and then PULSE. You’ve got people that have implemented certain routing rules. You have also certain alliances with third party processors, with other networks and so I think you have seen just a little bit of a slow down in the growth of PIN-based debit from where it was historically, that we’re probably building our model.

As I said, in our plan what we’ve forecasted for at the Network Services side, we’re not that far off the mark. So I think it is a combination of things and as we go into the third quarter we are looking for really more as we talked about getting through these last four quarters we have talked about more looking forward to the third quarter improvements on the expense and revenue on a comparative basis.

THE CALLER

Last question on the expense front, for Q3 should expenses in dollar, total dollar value, be flat to maybe even down a little bit in Q3 versus Q2?

MR. EDWARD LABRY

I don’t see anything that — I would say relatively it is the same. I don’t see any one item. As I mentioned before, definitely our cost controls and things of that nature are always important to us but I wouldn’t expect any dramatic difference as a percentage.

THE CALLER

Okay, thank you.

THE OPERATOR

Tim Willi from A.G. Edwards.

THE CALLER

I have a couple of questions regarding the commentary about the competitive environment. The first one was as you look at the vast number of banks, STAR, you are clearly focused on the largest which I think you said in the past really drive the scale of the network and then the banks below that sort of top ten of where the real profitability kicks in. I would be curious if you would talk about more competition, the loss of some second and third tier banks.

Is there anything that has to be adjusted or that you are in terms of the attention and focus that you are paying to those second, third tier banks and below to ensure that they are talk to retain their membership. Do you sense that maybe these competitors sense some vulnerability in that area or are the competitors really gunning for those top ten that you are trying to retain?

MR. EDWARD LABRY

Yes, Tim, I don’t believe that we have ever stated that the top ten banks were the most important, and the second and third tier we didn’t concentrate on. I think we have approximately 6,200 members and so even as part of my announcement today I have talked about the importance of the credit unions and the products we were rolling out for the credit unions.

We have — the way that we have managed our service and account management is geared really to the smallest bank on the system to the largest. I think that just any environment, the marquee names of the top ten customers, there is always going to be a buzz about what is taking place there. I think that we have had in this competitive environment, specifically VISA that had come in that worked with one of their large board banks and then took a significant customer for us in the Northeast as we previously stated and it did not — we competed very hard to get those customers to stay with us and came out on the short end which is expected I think with the size and scale of the network.

THE CALLER

Understandable. I would be curious though, then competitively I mean is the pressure on the competitive side just as intense when you go to those mid and smaller banks or do your comments really gravitate on the competitive side to these larger top ten, fifteen, twenty institutions.

MR. EDWARD LABRY

Yes, I think you have competition all the way from the largest customer all the way to the smallest customer because you have different processors and networks that specialize in small community banks or larger banks or nationwide scale or whatever. I think that we have always said that we try to differentiate ourself by product and research and the value that we are bringing and the combination of the networks we have put together. I think that if you look at the complete value proposition that STAR brings it is not just about price. It is what the product offering and the different opportunities that we are going forward with bring to the financial institution.

THE CALLER

On competition, I know this is probably a touchy subject, but you did not mention as far as I can recall in your comments, NYCE on the network side, from a competitive standpoint and I’m sure at the end of the day that may very well not matter but I guess since you both have to run your companies as well as you can, until that deal is consummated what have they been like on the competitive landscape?

MR. EDWARD LABRY

We compete with NYCE just like we do the other networks, I would say more primarily in the Northeast corridor and NYCE stands for New York Cash Exchange, so more vigorously in the Northeast.

THE CALLER

Okay, thank you.

THE OPERATOR

John Neff with William Blair and Co.

THE CALLER

A question for Ed Haslam. Last quarter the guidance for cash from operations was supposed to be up 20 percent. If I heard you correctly I think you said it was now, for this year, expected to be flat to slightly up. I was just curious why the difference?

MR. EDWARD HASLAM

Basically what I said, we should achieve at least what we did last year to an increase and I can’t predict exactly what is going to happen in the latter part of the year but I still think we are certainly in the ballpark of our previous guidance there. It is just a question of a few one time items depressed a little bit for this quarter but actually even with that depression we are still at, at six months we are still at half of what we were, exactly half of what we were last year, and we do believe there will be increases in the second half of the year as earnings comparisons improve and other things happen.

THE CALLER

Great, thank you.

MR. EDWARD HASLAM

I should also add there that our capital expenditures on a year to date basis, as I stated earlier, are actually tracking a little bit below plan and that is probably as a result of the merger activity. Certain things that you tend to slow-down on expenditures when you are in this kind of situation.

THE OPERATOR

Brad Sakakeeny from Deutsche Bank.

THE CALLER

A quick question for Ed Haslam. Ed, in the text of the releases it says second-quarter M&A expense is six one, but in the P&L it is five six. Does that refer to two different charges?

MR. EDWARD HASLAM

What it is is that the First Data related is 6.1 but we had some change in estimates from some of our previous acquisitions and restructuring charges that offset that by about a half $1 million. The difference between your six one and your five six.

THE CALLER

Okay. Of that five six, how much was restructuring and write off charges? Do you have that off-hand?

MR. EDWARD HASLAM

Well the 6.1 was all First Data related acquisition charges. Then obviously the $500,000 reversal related to the previous restructuring and write off and litigation and all of that stuff, that was accrued last year. So that’s a revision of estimates.

THE CALLER

Okay, thank you.

THE OPERATOR

David Trossman of Wachovia Securities.

THE CALLER

Bond, can you give us a little bit more color on how your seeing changes in the routing rules. I sense that the networks are being a lot more aggressive going directly with merchants? Is that where some of this is going on and why some of those volume numbers are decelerating a little bit?

MR. BOND ISAACSON

I think what we said is that we say that is one of the factors, as people have put out or reiterated the routing rules as we have, so I would — I don’t want to comment just for competitive reasons on what we think is taking place there.

THE CALLER

Thanks.

THE OPERATOR

Jeff Baker from US Bancorp Piper Jaffray.

THE CALLER

That was my question, it has been answered. Thanks.

THE OPERATOR

Bryan Keane from Prudential.

THE CALLER

I guess I’m just trying to figure out on the network side, some of the bank losses and the attrition. Is there a bottom inside on that or is that going to be continued kind of pressuring the business model for the next three to four quarters, or does this kind of all happen around this time, like seasonally? I’m just trying to get an understanding.

MR. EDWARD LABRY

I think what we have said on that, we saw a good sequential jump from the first to second and we have said we are excited that to get to our third-quarter because we think that the trends are going to be favorable on a comparative basis.

THE CALLER

Okay. Thanks, that is all I had.

THE OPERATOR

Gentlemen, we do have a follow-up question from Adam Frisch from UBS.

THE CALLER

I had a quick question on PIN pad deployment. I think the common number thrown out in industry circles is 25 percent of the merchants out there have a PIN pad. Can you talk about the other 75 percent, what the composition of those merchants are and how quickly you see them embracing PIN pads at this point?

MR. EDWARD LABRY

I think roughly we have a little bit over one million point-of-sale locations, I guess. People claim that there is about 4.5 million people that accept off-line and credit cards. So I would say a little bit less than 25 percent. I think that definitely in your — anywhere that it has large percentage of cash or checks. As these items migrate to an electronic item, the retailer really wants to control the destiny of the cost of this item.

So I think that you are going to see as you have seen where PIN-based is rolled out you are going to see definitely in movie theaters and things of that nature, anywhere where there is large cash positions or large check positions and especially large throughputs from a consumer standpoint, from the time factor, you are going to see this is where it takes place. So all I can do is tell you look at other countries that have mature payment systems such as Canada or in Europe and you see about 80 percent debit. So I think we are headed there. It is not a matter of if, it is a matter of when.

THE CALLER

Who do you think in the industry is going to pay for PIN pad deployment going forward? Is it the networks, is it the merchant processors, is it the issuers? Who do you think is going to wind up footing — or the merchants themselves, who foots the bill for it?

MR. EDWARD LABRY

I think it is a combination of all. I think you’ll have retailers with integrated systems, it means a lot. They are going to put that in. I think there will be some promotions and things like that at the networks to drive point of sale PIN-based acceptance. So I think it will be a combination of a lot of different factors.

THE CALLER

Are you guys doing any kinds of those promotions right now or are you kind of refraining from that?

MR. EDWARD LABRY

We do have several promotions with the STAR network on PIN pad placement and that is where we will stay.

THE CALLER

Okay, thank you.

THE OPERATOR

Greg Gould from Goldman Sachs.

THE CALLER

Ed, can you quantify the cost savings that would come out of Concord from the — or with the merger with First Data? I think First Data has talked about a combined 230 million. Roughly how much of that would be within the Concord cost structure?

MR. EDWARD LABRY

I don’t think I’m going to add anything other than what the public documents and what First Data has said. You know as I said earlier we have got integration teams working on it, so we will echo what the documents say.

THE CALLER

Okay. One last question. Have you seen any trend changes on the discounts given to deployed PIN pad terminals?

MR. EDWARD LABRY

Discounts to?

THE CALLER

To deploy the terminals. I think there had been more aggressive pricing or discounting to get merchants to deploy terminals in the past. Has that changed?

MR. EDWARD LABRY

No, I think the overall price of equipment has gone down over the course of a year. If there is — and you buy them in more quantity or made more quantity, the price goes down. So the prices versus where they were three years ago are a lot lower. So there is movement on the price being more competitive there.

THE CALLER

Okay, thank you.

THE OPERATOR

At this time we have no additional questions. Do you have any concluding remarks?

MR. EDWARD LABRY

That will be it and we thank you for joining us this morning.

THE OPERATOR

This concludes today’s teleconference. Thank you for participating. You may now disconnect at this time.

(CONFERENCE CALL CONCLUDED)

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Concord EFS, Inc. prepared the following slides, which are being made available for review on the Company’s website in connection with the replay of the July 29, 2003 conference call:

Concord EFS, Inc.

2nd Quarter 2003 Financial Results

Conference Call and Webcast

July 29, 2003

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are not guarantees of future performance and involve risks, uncertainties, and other factors which may cause our actual performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. Certain factors that could cause actual results to differ materially from those in the forward-looking statements are described on slides 15 and 16. See the cautionary statement included as Exhibit 99.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed on May 9, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

Important Information for Investors

This presentation is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. First Data has filed with the Securities and Exchange Commission (SEC) an amended preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be further amended. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations and documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations.

Concord and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Financial Highlights

in millions except earnings per share

	Q2 ‘03	% Change vs. Q2 ‘02	1st Half ‘03	% Change vs. 1st Half ‘02
Revenue	$570.0	17%	$1,089.9	20%
Operating Income	$108.7	47%	$216.9	53%
Net Income	$86.1	36%	$163.8	40%
Diluted EPS	$0.17	46%	$0.33	49%

Note: Operating income, net income, and diluted EPS include merger and acquisition costs of $5.6 million in Q2 2003 and $7.9 million in first half 2003. Comparison percentages of these items also include acquisition, restructuring and write-off charges and litigation settlement charges totaling $49.8 million in Q2 2002 and $97.3 million in first half 2002.

First Half Transaction Growth by Type

2003 vs. 2002

Key Metrics

Revenue by Segment

*Interchange fees are included in Payment Services revenue.

Quarter Margin Comparisons

YTD Margin Comparisons

2003 Focus

•	Complete merger with FDC

•	Integration planning for merger

•	New business development and sales initiatives

•	Improve operating efficiencies

•	Build risk management business

Reconciliation

Payment Services Revenue Reconciliation

Revenue, Net of Interchange (Thousands)

	Q2 2002	Q2 2003	Change

Reported revenue	$333,028	$405,919	21.9%

Interchange fees included in revenue	200,472	266,442	32.9%

Revenue, net of interchange fees	$132,556	$139,477	5.2%

Payment Services revenue net of interchange is an alternative GAAP revenue recognition method that we believe is useful to investors because it enables comparison with certain industry peers.

Payment Services Revenue Reconciliation

Net Revenue Excluding Certain Items (Thousands)

	Q2 2002	Q2 2003	Change

Reported revenue	$333,028	$405,919	21.9%

Interchange fees included in revenue	200,472	266,442

Revenue, net of interchange fees	$132,556	$139,477	5.2%

Excluded items*	(3,437)	2,407

Net revenue excluding certain items*	$129,119	$141,884	9.9%

*Excluded items in the second quarter 2002 consist of customer back bills, catch up for telecommunications reimbursement, and interchange adjustment. Excluded items in the second quarter 2003 consist of interchange reclassification, customer credits, and amortization of customer payments. Payment Services net revenue excluding certain items is a non-GAAP financial measure that we believe is useful to investors because it enhances the understanding of the company’s performance by providing comparative results that exclude certain items that we believe are not indicative of operating trends.

Disclosures

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important Information for Investors

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.